UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

In Mexico ASUR Lic. Adolfo Castro (5255) 52-84-04-08 acastro@asur.com.mx	In the United States Breakstone & Ruth Susan Borinelli / Michael Fehle (646) 542-2333 / (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

 For Immediate Release

ASUR 2Q05 PASSENGER TRAFFIC UP 6.67% YOY

2Q05 Highlights1:

  EBITDA increased by 10.38% to Ps.357.04 million.
  Total passenger traffic up by 6.67%.
  Total revenues up by 11.44%, mainly due to a 24.91% increase in non- aeronautical revenues.
  Commercial revenues per passenger increased by 18.02%, to Ps.34.25 per passenger.
  Operating income improved by 12.35%.
  EBITDA margin was 62.34% compared with 62.94%.

México D.F., July 25, 2005 Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three and six-month periods ended June 30, 2005.

___________________
1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of June 30, 2005, and represent comparisons between the three-month period ended June 30, 2005, and the equivalent three-month period ended June 30, 2004. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.7752.

ASUR 2Q05, Page 1 of 15

Passenger Traffic

For the second quarter of 2005, total passenger traffic increased year-over-year by 6.67%; domestic passenger traffic fell by 1.23%; and international passenger traffic increased by 11.5% .

The 1.23% decline in overall domestic passenger traffic mainly reflects the 8.75% decline in domestic traffic at the Cancun airport. This principally reflects that in 2004 the Holy Week and Easter Week vacation period took place in April, while in 2005 both Holy Week and four days of the Easter Week took place in March.

The 11.5% increase in international passenger traffic resulted mainly from the 11.61% growth in traffic at the Cancun airport.

Total, domestic, and international passenger traffic for the first six months of 2005 increased by 9.12%, 1.39% and 13.32%, respectively.

Table I: Domestic Passengers (in thousands)

Airport	2Q04	2Q05	% Change	1H04	1H05	%Change

Cancún	594.6	542.6	(8.75)	1,038.5	1,004.8	(3.24)

Cozumel	21.9	19.6	(10.54)	41.0	45.6	11.18

Huatulco	62.3	60.6	(2.62)	112.8	117.4	4.06

Merida	197.0	220.6	11.99	391.5	417.3	6.61

Minatitlan	31.6	35.5	12.07	61.9	64.6	4.36

Oaxaca	115.9	112.0	(3.30)	245.1	240.7	(1.80)

Tapachula	48.8	45.0	(7.77)	96.4	92.8	(3.73)

Veracruz	118.9	129.2	8.65	228.2	247.6	8.48

Villahermosa	159.3	168.4	5.77	304.0	323.6	6.46

TOTAL	1,350.2	1,333.6	(1.23)	2,519.4	2,554.4	1.39

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	2Q04	2Q05	% Change	1H04	1H05	%Change

Cancun	2,018.5	2,252.8	11.61	4,213.4	4,747.2	12.67

Cozumel	134.5	143.7	6.83	277.3	316.7	14.23

Huatulco	2.8	8.6	200.00	20.8	42.2	103.13

Merida	28.7	28.0	(2.68)	59.0	62.8	6.44

Minatitlan	0.6	0.7	19.05	1.2	1.5	23.93

Oaxaca	9.0	13.4	48.72	18.1	31.1	71.67

Tapachula	0.9	1.4	56.04	1.7	2.7	62.50

Veracruz	13.6	14.2	4.49	26.0	28.2	8.63

Villahermosa	9.1	9.7	6.91	17.7	19.8	12.29

TOTAL	2,217.8	2,472.5	11.5	4,635.0	5,252.2	13.32

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 2Q05, Page 2 of 15

Table III: Total Passengers (in thousands)

Airport	2Q04	2Q05	% Change	1H04	1H05	%Change

Cancun	2,613.1	2,795.4	6.97	5,252.0	5,752.0	9.52

Cozumel	156.4	163.3	4.40	318.3	362.3	13.84

Huatulco	65.1	69.2	6.25	133.6	159.6	19.48

Merida	225.7	248.6	10.13	450.5	480.1	6.58

Minatitlan	32.3	36.2	12.21	63.0	66.0	4.73

Oaxaca	124.9	125.4	0.46	263.2	271.8	(3.26)

Tapachula	49.7	46.4	(6.58)	98.0	95.5	(2.59)

Veracruz	132.5	143.4	8.22	254.2	275.8	8.50

Villahermosa	168.4	178.2	5.83	321.6	343.4	6.78

TOTAL	3,568.1	3,806.1	6.67	7,154.4	7,806.6	9.12

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q05

Total revenues for 2Q05 increased year-over-year by 11.44% to Ps.572.7 million. This was mainly due to:

  An increase of 6.84% in revenues from aeronautical services, principally as a result of the above mentioned increase in passenger traffic, and
  An increase of 24.91% in revenues from non-aeronautical services, principally as result of the 25.88% increase in commercial revenues.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues improved year-over-year by 25.88%, mainly due to:

  A 44.96% increase in duty-free revenues, primarily as a result of the growth in international passenger traffic and improved product mix.
  An increase of 34.92% in food and beverage revenues, primarily resulting from increased passenger traffic and revenues from ASUR’s direct operation of a restaurant and a snack bar at the Cancun airport, which were taken over from a former concession holder in May 2004.
  Results also reflect higher revenues from the direct commercial operation of a restaurant at the Merida airport, which was taken over from a former concessionaire on February 15, 2005.
  A 26.67% increase in retail revenues, mainly as a result of growth in passenger traffic during the quarter, revenues from the direct

ASUR 2Q05, Page 3 of 15

operation of three convenience stores, at the Cancun airport, which were taken from a former concessionaire in May 2004 and the new store openings listed below:

Airport	Name	Month Opened

Cancun	Sunglass Island	August 2004

Cancun T2	Farmacia Payless	May 2004

Cancun T2	La Perfumeria	October 2004

Cancun T2	Le Boutique	January 2005

Cancun T2	Bijoux Terner	December 2004

Cancun T2	Harley Davidson	December 2004

Cozumel	Pineda Covalin	June 2004

Cozumel	Bijoux Terner	February 2005

Oaxaca	Airport Free Shop	October 2004

Villahermosa	Airport Free Shop	March 2005

Cancun	Sunglass Island	August 2004

Cancun T2	Farmacia Payless	May 2004

Cancun T2	La Perfumeria	October 2004

Cancun T2	Le Boutique	January 2005

Cancun T2	Bijoux Terner	December 2004

  A 0.87% decrease in advertising revenues.
  A 4.63% increase in revenue from car rental companies.
  A 21.01% increase in parking lots revenue, due to a tariff adjustment.

During 2004 the Company initiated arbitration proceedings against one of the duty free concessionaires (Dufry México S.A de C.V) that operates in the Cancun airport. The dispute relates to the amount paid in rent by this concessionaire for units it occupies in such airport. During the arbitration proceedings, the International Court of Arbitration ruled in favor of ASUR, requiring Dufry México S.A de C.V among other requirements, to pay US$3.7 million in rent owed to ASUR and to deliver one of the duty free stores that it operates in Cancun to ASUR. To-date, Dufry México, S.A. de C.V. has not complied. ASUR has initiated legal proceedings, which are estimated to take approximately six months.

Total operating costs and expenses for 2Q05 increased year-over-year by 10.75% primarily as a result of:

•
A 16.34% increase in costs of services mainly as a result of the costs related to ASUR’s direct commercial operation of a restaurant, a snack bar and four convenience stores previously operated by a former concessionaire, an increase in maintenance expenses, higher payroll resulting from an increase in payroll to unionized employees effective October 2004, as well as expenses associated to the evaluation of new projects.

ASUR 2Q05, Page 4 of 15

•	A 2.12% increase in administrative services.
•	A 10.21% increase in the cost of technical assistance, principally due to the increase in EBITDA for the quarter (a basis for the calculation of the fee).
•	An 11.44% increase in concession fees mainly due to higher revenues.
•
A 6.04% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets, improvements made to concession assets and the partial impact of ASUR’s direct commercial operation of two restaurants, a snack bar and three convenience stores previously operated by former concessionaires.

Operating margin for 2Q05 improved to 43.64% from 43.28% in the second quarter of last year. This was mainly driven by the 11.44%, increase in revenues, principally the 24.91% increase in non-aeronautical revenues, which more than offset the 10.75% increase in costs and expenses for the quarter.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company’s assets (including, in ASUR’s case, its concessions), less the average tax value of certain liabilities (essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries)). ASUR made asset tax payments of Ps.39.1 million for 2Q05. Of these payments, Ps.9.9 million was recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.29.1 million as a credit against future income tax payments.

Net income for 2Q04 was Ps.160.61 million, a year-over-year increase of 19.83% . Earnings per common share for the quarter were Ps.0.5354, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.4968. This compares with Ps.0.4468, or EPADS of US$0.4146, for the same period last year.

ASUR 2Q05, Page 5 of 15

Table IV: Summary of Consolidated Results for 2Q05

	2Q04	2Q05	% Change

Total Revenues	513,904	572,701	11.44

Aeronautical Services	383,041	409,244	6.84

Non-Aeronautical Services	130,863	163,456	24.91

Commercial Revenues	105,911	133,323	25.88

Operating Profit	222,430	249,903	12.35

Operating Margin %	43.28%	43.64%	0.82%

EBITDA	323,458	357,037	10.38

EBITDA Margin %	62.94%	62.34%	(0.95)

Net Income	134,025	160,607	19.83

Net Income per Share	0.4468	0.5354	19.83

Net Income per ADS	0.4146	0.4968	19.83

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2005. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.7752

Table V: Commercial Revenues per Passenger for 2Q05

	2Q04	2Q05%
			Change

Total Passengers (‘000)	3,650	3,892	6.66

Total Commercial	105,911	133,323	25.88
Revenues

Commercial revenues from	10,679	21,069	97.29
direct operations(1)

Commercial revenues	95,232	112,254	17.87
excluding direct operations

Total Commercial Revenue	29.02	34.25	18.02
per Passenger

Commercial revenue from	2.93	5.41	85.27
direct operations per
passenger(1)

Commercial revenue per	26.09	28.84	10.50
passenger (excluding direct
operations)

Note:	For purposes of this table, 81.4 thousand and 86.3 thousand transit and general aviation passengers are included for 2Q04 and 2Q05, respectively. Revenue figures are shown in thousand of constant Mexican pesos as of June 30, 2005.

(1) Revenue from direct commercial operations includes two restaurants, a snack bar and thee convenience stores. Revenue for 2004 only includes the concession fee from the previous concessionaire.

ASUR 2Q05, Page 6 of 15

Table VI: Operating Costs and Expenses for 2Q05

	2Q04	2Q05%
			Change

Costs of Services	122,391	142,391	16.34

Administrative	25,330	25,867	2.12

Technical Assistance	17,030	18,769	10.21

Concession Fees	25,695	28,636	11.44

Depreciation and Amortization	101,029	107,134	6.04

TOTAL	291,475	322,798	10.75

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2005.

Consolidated Results for the First Six-Months of 2005

Total revenues for the six-month period increased year-over-year by 16.61% to Ps. 1,163.0 million. This was mainly due to:

  An increase of 10.85% in revenues from aeronautical services, principally as a result of the 13.32% increase in international passenger traffic, and
  An increase of 35.07% in revenues from non-aeronautical services, principally as result of the 39.55% increase in commercial revenues.

Commercial revenues for six-month period increased year-over-year by 39.55% mainly due to:

  A 37.64% rise in duty-free revenues, principally due to the increase in international passenger traffic.
  A 51.58% increase in food and beverage revenues, reflecting revenues from the ASUR’s direct commercial operations and increased passenger traffic.
  A 90.52% increase in retail revenues, principally resulting from revenue from the three convenience stores formerly operated by concessionaires and that have been operated by ASUR since May 2004. The increase in retail revenues also reflects income from the concessions granted for new convenience stores at the Cancun, Cozumel, Villahermosa and Oaxaca airports.
  A 14.21% decrease in revenue from banking and currency exchange services.
  A 29.04% increase in revenue from parking lots resulting from the adjustment of ASUR’s tariffs and an increase in passenger traffic.

ASUR 2Q05, Page 7 of 15

  A 4.01% increase in advertising revenues, as a result of the Increase in the minimum fee paid by the Company’s main advertising operator.
Table VII: Summary of Consolidated Results for Six-Month Period

	First Half	First Half	%
	2004	2005	Change

Total Revenues	997,416	1,163,053	16.61

Aeronautical Services	760,281	842,765	10.85

Non-Aeronautical Services	237,135	320,287	35.07

Commercial Revenues	187,311	261,388	39.55

Operating Profit	441,203	535,569	20.94

Operating Margin %	44.23%	45.88%	3.71%

EBITDA	640,788	744,512	16.19

EBITDA Margin %	64.24%	64.01%	(0.36)

Net Income	271,895	376,555	38.49

Earnings per Share	0.9063	1.2552	38.49

Earnings per ADS in US$	0.8411	1.1649	38.49

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2005. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.7752.

Table VIII: Commercial Revenues for the Six -Month Period

	First Half	First Half	%
	2004	2005	Change

Total Passengers (‘000)	7,321	7,984	9.05

Total Commercial	187,311	261,388	39.55
Revenues

Commercial revenues from	10,679	40,908	283.06
direct operations (1)

Commercial revenues	176,631	220,480	24.83
excluding direct operations

Total Commercial Revenue	25.58	32.74	27.95
per Passenger

Commercial revenue from	1.46	5.12	253.10
direct operations per
passenger(1)

Commercial revenue per	24.13	27.62	14.47
passenger (excluding direct
operations)

Note:	For purposes of this table, 166.8 thousand and 177.2 thousand transit and general aviation passengers are included for 1H04 and 1H05, respectively. Revenue figures are shown in thousand of constant Mexican pesos as of June 30, 2005.

(1) Revenues from direct commercial operations include a restaurant, a snack bar and three convenience stores.

ASUR 2Q05, Page 8 of 15

Table IX:    Operating Costs and Expenses for the Twelve-Month Period
	First Half	First Half	%
	2004	2005	Change

Costs of Services	217,943	268,074	23.00

Administrative	55,001	53,084	(3.49)

Technical Assistance	33,816	39,230	16.01

Concession Fees	49,868	58,153	16.61

Depreciation and Amortization	199,585	210,943	5.69

TOTAL	556,213	629,484	13.17

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2005.

Costs and expenses for the six-months increased year-over-year by 13.17%, mainly due to:

  Costs of services for the period increased year-over-year by 23.00%. This increase was primarily due to costs related to the direct operation by ASUR of two restaurants, a snack bar and three convenience stores previously operated by former concessionaires. The increase in costs of services also resulted from an increase in maintenance expenses, higher payroll resulting from the relocation of personnel from ASUR’s corporate headquarters to the airport level, principally at Cancun, an increase in salaries to unionized employees effective October 2004, and expenses associated with the evaluation of new projects.
  Technical assistance costs increased by 16.01% reflecting the corresponding increase in EBITDA during the period.
  Concession fees increased 16.61% mainly due to higher revenues.
  Depreciation and amortization rose by 5.69%, mainly due to the capitalization of investments in fixed assets and improvements made to concession assets.
  The increase in costs was partially offset by a 3.49% decline in Administrative expenses reflecting the reorganization in February 2004 of certain functions from the corporate to the airport level.

Operating margin rose to 45.88%, up from 44.23% for the six-month period ended June 30, 2004. This increase was mainly due to the increase in revenues and cost controls.

Net income for the six-months increased by 38.49% to Ps.376.55 million. Earnings per common share for the period were Ps.1.2552, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$1.1649. This compares with Ps.0.9063, or EPADS of US$0.8411, for the same period last year.

ASUR 2Q05, Page 9 of 15

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1H05 were Ps. 894.67 million, resulting in an average tariff per work load unit of Ps.101.38 for the period. ASUR’s regulated revenues accounted for approximately 76.92% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On June 30, 2005, Airport Facility Usage Rights and Airport Concessions represented 82.94% of the Company’s total assets, with current assets representing 11.85% and other assets representing 5.21% .

On June 30, 2005 cash and marketable securities were Ps.1,303.55 million. On the same date, shareholder’s equity was Ps.12,533.26 million and total liabilities were Ps.824.44 million, representing 93.82% and 6.18% of total assets, respectively. Total deferred liabilities represented 77.12% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.139.85 million as part of the Company’s ongoing plan to modernize its airports. Capital investment for the first six months of the year totaled Ps.237.94 million

Corporate Developments

Minimal Impact from Hurricane Emily
On July, 2005 Hurricane Emily passed into areas where some of ASUR’s airports are located. As previously noted, adverse weather conditions caused minimal damage to the Cancun, Cozumel and Merida airports. As a safety precaution these airports were closed for 16, 20 and 10 hours, respectively, and 164, 9 and 14 inbound and outbound flights were cancelled. ASUR’s management believes no major damage resulted from the hurricane.

ASUR 2Q05, Page 10 of 15

2Q05 Earnings Conference Call

Day:	July 26, 2005
Time:	11:00 AM US EST; 10:00 AM Mexico City time
Dial-in numbers:	(800) 344-1005 (US & Canada)
(706) 634-1333 (International & Mexico)
Access Code:	7557112
Replay:	Starting Tuesday, July 26 at 2:00 PM US EST, ending at
midnight US EDT on Tuesday, August 2. Dial-in number:
(800) 642-1687 (US & Canada); (706) 645-9291
(International & Mexico). Access Code: 7557112.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 2Q05, Page 11 of 15

Operating Results per Airport

	2Q04	2Q05%		First Half	First Half	%
			Change	2004	2005	Change

Cancun

Aeronautical	294,816	311,874	5.79	583,638	642,457	10.08
Revenues

Non-aeronautical	104,571	131,830	26.07	185,915	259,992	39.84
Revenues

Operating Profit	214,414	239,952	11.91	421,324	501,493	19.03

EBITDA	279,015	306,776	9.95	548,054	634,658	15.80

Cozumel

Aeronautical	15,888	18,598	17.06	32,137	41,522	29.20
Revenues

Non-aeronautical	4,988	5,930	18.89	9,754	11,785	20.82
Revenues

Operating Profit	2,762	8,418	204.78	8,039	20,803	158.78

EBITDA	7,897	13,664	73.03	18,310	31,289	70.88

Merida

Aeronautical	21,301	22,251	4.46	42,101	43,636	3.65
Revenues

Non-aeronautical	7,707	8,850	14.83	15,487	16,508	6.59
Revenues

Operating Profit	2,698	559	(79.28)	4,597	4,587	(0.22)

EBITDA	11,403	11,134	(2.36)	22,008	22,857	3.86

Villahermosa

Aeronautical	15,269	15,777	3.33	29,248	30,342	3.74
Revenues

Non-aeronautical	4,316	4,975	15.27	8,269	9,499	14.87
Revenues

Operating Profit	5,702	3,546	(37.81)	9,427	8,578	(9.01)

EBITDA	10,861	8,982	(17.30)	19,745	19,453	(1.48)

Others

Aeronautical	35,768	40,745	13.91	73,158	84,809	15.93
Revenues

Non-aeronautical	9,281	11,872	27.92	17,709	22,503	27.07
Revenues

Operating Profit	(3,146)	(2,572)	(18.25)	(2,184)	(1,892)	(13.37)

Others	14,281	16,481	15.41	32,671	36,255	10.97

TOTAL

Aeronautical	383,041	409,244	6.84	760,281	842,765	10.85
Revenues

Non-aeronautical	130,863	163,456	24.91	237,135	320,287	35.07
Revenues

Operating Profit	222,430	249,903	12.35	441,203	533,569	20.94

EBITDA	323,458	357,037	10.38	640,788	744,512	16.19

Note: All figures are in thousands of constant Mexican pesos as of June 30, 2005.

ASUR 2Q05, Page 12 of 15

Grupo Aeroportuario del Sureste, S.A. de C.V. Consolidated Balance Sheet as of June 30 th, 2005 and 2004 Thousands of Mexican pesos in purchasing power as of June 30 th, 2005

I t e m	June 2004	June 2005	Variation	%

A s s e t s
Current Assets
Cash and cash equivalents	892,909	1,303,551	410,642	45.99
Trade receivables, net	257,256	246,418	(10,839)	(4.21)
Recoverable taxes and other current assets	50,659	32,606	(18,054)	(35.64)

Total Current Assets	1,200,825	1,582,574	381,749	31.79

Fixed Assets
Machinery, furniture and equipment, net	84,686	106,092	21,405	25.28
Rights to use airport facilities, net	2,201,549	2,130,284	(71,265)	(3.24)
Improvements to use airport facilities, net	1,006,732	1,151,760	145,028	14.41
Constructions in process	175,700	482,867	307,168	174.83
Others	32,589	9,298	(23,291)	(71.47)

Total Fixed Assets	3,501,256	3,880,301	379,045	10.83

Defferred Assets
Airports concessions, net	8,030,494	7,797,269	(233,225)	(2.90)
Defferred income taxes	0	-	(0)	(100.00)
Other	95,675	97,569	1,894	1.98

Total Defferred Assets	8,126,169	7,894,838	(231,331)	(2.85)

Total Assets	12,828,250	13,357,713	529,463	4.13

Liabilities and Stockholder's Equity
Current Liabilities
Trade accounts payable	4,796	6,581	1,785	37.23
Notes payable	-	(0)	(0)	-
Accrued expenses and others payables	149,083	168,584	19,500	13.08

Total Current Liabilities	153,879	175,165	21,286	13.83

Long term liabilities
Other	15,965	13,494	(2,470)	(15.47)
Defferred income taxes	534,140	597,523	63,382	11.87
Defferred employees profit sharing	39,120	37,496	(1,624)	(4.15)
Labor Obligations	551	769	218	39.51

Total long term liabilities	589,776	649,282	59,506	10.09

Total Liabilities	743,655	824,447	80,792	10.86

Stockholder's Equity
Capital stock	11,564,073	11,564,073	(0)	(0.00)
Legal Reserve	69,429	100,020	30,591	44.06
Share repurchase reserve	161,194	492,619	331,425	205.61
Net Income for the period	271,895	376,555	104,659	38.49
Retained earnings	18,004	0	(18,004)	(100.00)

Total stockholderps Equity	12,084,595	12,533,266	448,672	3.71

Total Liabilities ans Stockholder's Equity	12,828,250	13,357,713	529,463	4.13

ASUR 2Q05, Page 13 of 15

Grupo Aeroportuario del Sureste, S.A. de C.V. Consolidated Balance Sheet as of June 30 th, 2005 and 2004 Thousands of Mexican pesos in purchasing power as of June 30 th, 2005

I t e m	Accumulative	Accumulative	Variation	Quarter	Quarter	Variation
	2004	2005	%	2004	2005	%

Revenues
Aeronautical Services	760,281	842,765	10.85	383,041	409,244	6.84

Non-Aeronautical Services	237,135	320,287	35.07	130,863	163,456	24.91

Total Revenues	997,416	1,163,053	16.61	513,904	572,701	11.44

Operating Expenses

Cost of services	217,943	268,074	23.00	122,391	142,391	16.34
General and administrative expenses	55,001	53,084	(3.49)	25,330	25,867	2.12
Technical Assistance	33,816	39,230	16.01	17,030	18,769	10.22
Concession fee	49,868	58,153	16.61	25,695	28,636	11.44
Depreciation and Amortization	199,585	210,943	5.69	101,029	107,134	6.04

Total Operating Expenses	556,213	629,484	13.17	291,475	322,798	10.75

Operating Income	441,203	533,569	20.93	222,430	249,903	12.35

Comprehensive Financing cost	(4,986)	7,808	(256.60)	140	5,852	4,109.35

Extraordinary and Special Items
Rescue Clause	2,471	15	(99.39)	(1,144)	15	(101.31)
Special items ( NMO Restructuring )	9,378	0	(100.00)	4,612	(15)	(100.30)

Income Before Income Taxes	424,367	541,362	27.57	219,101	255,754	16.73

Provision for Income Taxes	28,426	15,607	(45.10)	15,481	9,957	(35.68)
Defferred income taxes	124,046	149,200	20.28	69,595	85,191	22.41
Defferred employees profit sharing	-	-	-	-	-	-

Net Income for the Year	271,895	376,555	38.49	134,025	160,607	19.83

Earning per share	0.9063	1.2552	38.49	0.4468	0.5354	19.83
Earning per ads usd	0.8411	1.1649	38.49	0.4146	0.4968	19.83
Exchange rate per dollar 10.7752

ASUR 2Q05, Page 14 of 15

Grupo Aeroportuario del Sureste, S.A. de C.V.
Consolidated Statement of Changes in Financial Position from January 1st to June 30 th, 2005 and 2004
Thousands of Mexican pesos in purchasing power as of June 30 th, 2005

I t e m	Accumulative	Accumulative	Variation	Quarter	Quarter	Variation
	2004	2005	%	2004	2005	%

Net Income for the Year	271,895	376,555	38.49	134,025	160,607	19.83
Depreciation and Amortization	199,585	210,943	5.69	101,029	107,134	6.04
Resources provided by operations	471,480	587,498	24.61	235,054	267,741	13.91
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade receivables	(76,488)	(32,430)	(57.60)	(8,598)	22,707	(364.09)
Recoverable taxes and other current assets	108,539	(1,227)	(101.13)	42,834	4,054	(90.54)
Other defferred assets	(82,040)	9,883	(112.05)	(81,859)	11,138	(113.61)
Increase (decrease) in:
Trade accounts payable	(6,011)	(4,506)	(25.03)	913	1,097	20.20
Accrued expenses and others payables	(57,558)	962	(101.67)	(60,998)	(1,332)	(97.82)
Long term liabilities	67,198	13,611	(79.74)	43,337	(30,880)	(171.26)

Resources provided by (used for) working capital	(46,359)	(13,707)	(70.43)	(64,372)	6,785	(110.54)
Resources provided by (used for) operating activities	425,121	573,791	34.97	170,682	274,526	60.84
Resources provided by (used for) financing activities:	(175,382)	(187,482)	6.90	(175,382)	(187,482)	6.90

Notes payable	-	-	-	-	-	-
Others	(175,382)	(187,482)	6.90	(175,382)	(187,482)	6.90
Resources provided by (used for) investing activities:	(110,028)	(237,937)	116.25	(79,081)	(139,855)	76.85

Investments in machinery, furniture and equipment, net	(11,282)	(27,285)	141.84	(8,265)	(18,105)	119.06
Investments in rights to use airport facilities	(325)	0	(100.01)	(59)	0	(100.03)
Investments in constructions in process	(71,617)	(222,124)	210.16	(49,521)	(120,826)	143.99
Investments in others	(26,803)	11,472	(142.80)	(21,236)	(924)	(95.65)
Increase (Decrease) in cash and cash equivalents	139,711	148,372	6.20	(83,781)	(52,811)	(36.97)
Cash and cash equivalents at beginning of the financial period	753,197	1,155,180	53.37	976,690	1,356,362	38.87
Cash and cash equivalents at the end of the financial period	892,908	1,303,551	45.99	892,909	1,303,551	45.99

ASUR 2Q05, Page 15 of 15

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: July 25, 2005